

Mail Stop 3233

September 23, 2015

Via E-mail
Cherif Medawar
Chief Executive Officer
United Group Fund, Inc.
18622 Rocoso Pl
Tarzana, California 91356

> **Re:** **United Group Fund Inc.**
> **Draft Offering Statement on Form 1-A**
> **Submitted August 26, 2015**
> **CIK No. 0001646036**

Dear Mr. Medawar:

We have reviewed your draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information Regulation A under the Securities Act requires. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Part I – Notification

Item 4. Summary Information Regarding the Offering and Other Current or Proposed Offerings

1. We note your disclosure on page 19 that you intend for this offering to remain open for one year following the qualification date of your offering statement. However, you indicate that you do not intend to offer the securities on a delayed or continuous basis pursuant to Rule 251(d)(3). Please revise your disclosure to clarify this inconsistency.

Part II – Offering Circular

2. We note your disclosure on page 2 that the U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered. Please revise this paragraph to conform to the legend required by Rule 254(f) of Regulation A. See Part II, Section (a)(3) of Form 1-A.

Prospectus Summary, page 4

3. We note your disclosure on page 4 that you intend to purchase hotels, mixed use, multifamily, office buildings, retail properties, and invest in affiliated funds. However, we also note your disclosure on page 27 that you intend to invest in office, retail, multifamily, residential, and industrial properties, as well as real estate debt, including first mortgage loans, bridge loans, mezzanine loans, and securitized debt. Please revise to consistently disclose the investments you intend to make. To the extent known, please provide a breakdown of your anticipated portfolio by investment type.

4. We note your disclosure on page 4 that you will invest with or in other funds that are your affiliates. Please revise to identify any affiliates you intend to invest in and to describe the business of such affiliates.

5. We note your disclosure on page 5 that you plan on purchasing both residential and commercial real estate throughout the United States and its territories, specifically Puerto Rico. However, we also note your disclosure on page 27 that your initial focus will be on properties located in northern California. Please revise your disclosure to clarify this inconsistency.

Risk Factors, page 7

6. To the extent you intend on investing in mortgage debt, please include corresponding risk factor disclosure.

Use of Proceeds, page 20

7. We note your disclosure on page 20 that Mr. Medawar intends to pay the $41,000 of offering expenses. We also note your disclosure on page 21 that Mr. Medawar has paid $16,000 to the Company for offering expenses and the balance will be paid by Mr. Medawar regardless of the number of shares sold. However, you disclose on page 23 that Mr. Medawar is committed to providing the $25,000 for the completion of this Form 1-A unless you are able to raise a minimal amount through this offering, in exchange for a non-interest bearing promissory note. Additionally, you disclose on page 25 that Mr. Medawar has contributed $22,500 for expenses, in exchange for preferred stock. Please revise your disclosure to consistently quantify the offering expenses that Mr. Medawar

will pay for and to disclose what Mr. Medawar will receive in exchange for such payments.

8. We note your disclosure on page 20 that you believe your initial acquisition will be a small single tenant retail property or hotel property. However, we also note your disclosure on page 21 that you intend on initially acquiring a small multifamily property. Please revise your disclosure to clarify this inconsistency.

Policies with Respect to Certain Transactions, page 26

9. Please outline briefly any policy that limits your directors, officers, security holders or affiliates in engaging for their own account in business activities of the types conducted or to be conducted by you. Refer to Item 25 of Form S-11.

Conflicts of Interest, page 27

10. We note your disclosure that there are currently no conflicts of interest between the Company, your officer, directors or affiliates. We also note that Mr. Medawar is currently the CEO, sole director, sole employee, and holder of 100% of the preferred shares. In addition, you disclose on page 34 that Mr. Medawar currently has $100 million in assets under management and that he has also invested in 15 commercial and mixed-use properties through CREPR. Please revise to detail the conflicts of interest that may arise from Mr. Medawar's other business activities and the proposed method of dealing with such conflicts.

Dividends, page 30

11. We note your disclosure here and elsewhere that you intend on declaring yearly dividends that may yield a 6% - 8% return on investment. Given that you are a blind pool, have not begun operations, and that you have not paid or declared dividends since your inception, you do not appear to have a reasonable basis to disclose an estimated dividend. Please remove all references to your estimated dividend.

Director, Executive Officers, Promoters and Control Persons, page 34

Cherif Medawar, page 34

12. We note your disclosure that Mr. Medawar currently has $100 million in assets under management. Please revise to explain the types of assets under management by Mr. Medawar, and to disclose the business entities through which Mr. Medawar manages such assets. Please also revise to describe the nature of the responsibilities undertaken by Mr. Medawar at Cherif Medawar Real Estate Investing Inc., CREPR, MIGSIF, LLC., and any other business entity affiliated with Mr. Medawar. We note in this respect that the website for Cherif Medawar Real Estate Investing Inc. indicates that Mr. Medawar is

affiliated with a number of other entities, including, but not limited to, Original Resources, Inc., KMAGB.com, and the Institute of Commercial Real Estate.

Prior Performance of Affiliates, page 36

13. We note your disclosure on page 36 regarding the prior performance of MIGSIF, LLC. Please revise to disclose the total amount of money raised from investors, the total number of investors, and the dates during which money was raised. For each property in your table on page 36, please revise to disclose the purchase price, the property-type, whether it was a new, used, or construction property, and whether the property was sold. Additionally, please disclose how you calculated total equity, profit/loss, and IRR.

14. Please balance your prior performance table with a narrative summary that discusses major adverse business developments or conditions experienced by MIGSIF, LLC.

15. We note your disclosure on page 36 that Mr. Medawar personally has purchased fifteen properties mostly in San Juan, Puerto Rico. Please revise to clarify, per your disclosure on page 35, whether such properties were purchased through CREPR. Please also revise to provide the same type of disclosure requested above for the prior performance of CREPR, or any other programs sponsored by Mr. Medawar that invested in real estate.

Exhibit 7 – Opinion re: Legality

16. We note that your legal opinion states that counsel has been retained by "Poverty Dignified, Inc." Please revise the legal opinion to reference the correct issuer, or advise us why the current disclosure is appropriate.

You may contact Bill Demarest at (202) 551-3432 or Jennifer Monick at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Rahul Patel at (202) 551-3799 or me at (202) 551-3466 with any other questions.

Sincerely,

/s/ Coy Garrison

Coy Garrison
Staff Attorney
Office of Real Estate and
Commodities

cc: Jillian Sidoti, Esq. (*via E-mail*)